EXHIBIT 2.2

ASSET PURCHASE AGREEMENT

by and between

FIT FOR LIFE LLC,

a Delaware limited liability company,

as Purchaser,

and

GAIAM, INC.,

a Colorado corporation,

as Seller

Dated as of May 10, 2016

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TABLE OF CONTENTS

(continued)

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SCHEDULES AND EXHIBITS

Schedules

Schedule 1.01(c)	Working Capital Target Calculation
Schedule 2.04(b)	Closing Working Capital Amount Example

Exhibits

Exhibit A	Form of Reception Services Agreement
Exhibit B	Form of Third Amendment and Assignment of Lease
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Working Capital Assignment and Bill of Sale

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of May 10, 2016 (this “Agreement”), is by and between (i) FIT FOR LIFE LLC, a Delaware limited liability company (“Purchaser”); and (ii) GAIAM, INC., a Colorado corporation (“Seller”). Certain terms used in this Agreement are defined in Section 1.01.

RECITALS

A.	Seller is a party to that certain Membership Interest Purchase Agreement, dated as of the date hereof (the “MIPA”), by and among Stretch & Bend Holdings, LLC, a Delaware limited liability company (“SBH”), Sequential Brands Group, Inc., a Delaware corporation (“Parent”), and Seller, a copy of which is attached hereto as Annex A.

B.	It is contemplated that, pursuant to the MIPA, SBH would acquire the Brand Business (as defined in the MIPA), including, but not limited to, the Company Trademarks (as defined in the MIPA), which includes the “Gaiam” trademark, through the purchase of all of the equity interests of Gaiam Brand Holdco LLC, a Delaware limited liability company (“HoldCo”, and together with HoldCo’s Subsidiaries, the “Brand Companies”).

C.	The MIPA provides that, immediately prior to the acquisition by SBH of all of the equity interests of HoldCo, (i) Seller shall cause the Brand Companies to sell, to Purchaser certain assets as specified herein and (ii) Purchaser shall assume certain liabilities of the Brand Companies as specified herein, in each case on the terms and conditions and as more specifically provided in this Agreement.

D.	Concurrently with the execution and delivery of this Agreement, SBH and Purchaser shall enter into that certain Assignment and Assumption Agreement, dated as of the date hereof (the “SBH-Purchaser AAA”), pursuant to which, after the closing of the transactions contemplated by the MIPA, (i) SBH will assign, or cause the Brand Companies to assign, to Purchaser certain contracts as provided therein and (ii) Purchaser will assume from the Brand Companies certain liabilities as provided therein, a copy of which is attached hereto as Annex B.

AGREEMENT

In consideration of the covenants and agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. Capitalized terms and other terms used in this Agreement have the following respective meanings:

“Accounting Expert” has the meaning set forth in Section 2.05(c)(i).

“Accrued Liabilities Credit Amount” means an amount equal to $500,000.

“Adjustment Escrow Account” has the meaning ascribed to such term in the MIPA,

“Adjustment Escrow Amount” has the meaning ascribed to such term in the MIPA.

“Affiliate” has the meaning ascribed to such term in the MIPA.

“Agreement” has the meaning set forth in the opening paragraph of this Agreement.

“Applicable Law” has the meaning ascribed to such term in the MIPA.

“Board” means the board of directors of Seller.

“Boulder Road Lease” has the meaning ascribed to such term in the MIPA.

“Brand Companies” has the meaning set forth in the Recitals.

“Business Day” has the meaning ascribed to such term in the MIPA.

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Statement” has the meaning set forth in Section 2.05(a).

“Closing Working Capital Amount” means the amount of the Working Capital of the Brand Companies as of the Closing Date and immediately prior to the Closing, as determined in accordance with Section 2.05.

“Collateral Agreements” means the documents, instruments, certificates and agreements executed in connection with this Agreement, including the Reception Services Agreement, Third Amendment and Assignment of Lease, Transition Services Agreement and the Working Capital Assignment and Bill of Sale.

“Company” has the meaning set forth in the Recitals.

“Contemplated Transactions” means Purchaser’s acquisition of the Acquired Assets, assumption of the Assumed Liabilities and all other transactions contemplated by this Agreement.

“Current Assets” means only the Brand Companies’ current assets identified as being included in the calculation of Working Capital on Schedule 2.04(b), which, to the extent identified as being included in the calculation of Working Capital, shall be determined in accordance with the Brand Companies’ historical practices actually used to prepare Schedule 2.04(b), subject to Section 2.06.

“Current Liabilities” means only the Brand Companies’ current liabilities identified as being included in the calculation of Working Capital on Schedule 2.04(b), which, to the extent identified as being included in the calculation of Working Capital, shall be determined in accordance with the Brand Companies’ historical practices actually used to prepare Schedule 2.04(b).

“Disputed Items” has the meaning set forth in Section 2.05(b).

“Escrow Agent” means UMB Bank, N.A.

“Escrow Agreement” has the meaning ascribed to such term in the MIPA.

“Estimated Closing Statement” has the meaning set forth in Section 2.04(b).

“Estimated Closing Working Capital Amount” has the meaning set forth in Section 2.04(b).

“Final Net Closing Cash Consideration” means an amount equal to (a) the Purchase Price, minus (b) the Working Capital Target, plus (c) the Closing Working Capital Amount (as finally determined pursuant to Section 2.05) minus (d) the Accrued Liabilities Credit Amount.

“Liens” has the meaning ascribed to such term in the MIPA.

“Net Closing Cash Consideration” means an amount equal to (a) the Purchase Price, minus (b) the Working Capital Target, plus (c) the Estimated Closing Working Capital Amount, minus (d) the Accrued Liabilities Credit Amount.

“Net Deficit Amount” has the meaning set forth in Section 2.04(c)(ii).

“Net Overage Amount” has the meaning set forth in Section 2.04(c)(i).

“Objection Notice” has the meaning set forth in Section 2.05(b).

“Party” or “Parties” means Purchaser or Seller.

“Permitted Liens” has the meaning ascribed to such term in the MIPA.

“Person” has the meaning ascribed to such term in the MIPA.

“Purchase Price” has the meaning set forth in Section 2.03.

“Purchaser” has the meaning set forth in the opening paragraph of this Agreement.

“Reception Services Agreement” means that certain Reception Services Agreement in substantially the form attached hereto as Exhibit A.

“Representative” has the meaning ascribed to such term in the MIPA.

“Seller” has the meaning set forth in the opening paragraph of this Agreement.

“Subsidiary” has the meaning ascribed to such term in the MIPA.

“Third Amendment and Assignment of Lease” means that certain Third Amendment to and Assignment and Assumption of Lease in substantially the form attached hereto as Exhibit B.

“Transferred Employees” has the meaning ascribed to such term in the MIPA.

“Transition Services Agreement” means that certain Transition Service Agreement in substantially the form attached hereto as Exhibit C.

“Working Capital” means Current Assets minus Current Liabilities.

“Working Capital Assignment and Bill of Sale” means an assignment and assumption agreement and bill of sale, substantially in the form attached hereto as Exhibit D.

“Working Capital Target” means an amount equal to $26,840,308 calculated in accordance with Schedule 1.01(c).

ARTICLE II

PURCHASE AND SALE

2.01 Sale of Assets; Excluded Assets.

(a) Acquired Assets. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from the applicable Brand Company, and Seller agrees to cause the applicable Brand Company to sell, convey, transfer, assign and deliver to Purchaser, on the Closing Date, the Acquired Assets (as defined below) and all of the applicable Brand Company’s right, title and interest in and to the Acquired Assets, free and clear of any Liens of any kind whatsoever except Permitted Liens. The “Acquired Assets” shall mean all the right, title and interest of the applicable Brand Company as of the Closing Date in and to the following assets relating to the business of the Brand Companies: (i) inventory, (ii) accounts receivable, and (iii) all other physical assets including, without limitation, equipment, furniture and other operating assets.

(b) Excluded Assets. Notwithstanding anything herein to the contrary, the Acquired Assets shall not include (i) any assets of the Brand Companies other than the Acquired Assets, (ii) any cash or cash equivalents of the Brand Companies, or (iii) any Intellectual Property (as defined in the MIPA) owned by any of the Brand Companies.

(c) AS IS PURCHASE. NEITHER SELLER NOR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO ANY OF THE ACQUIRED ASSETS, AND THE CONDITION OF THE ACQUIRED ASSETS SHALL BE “AS IS” AND “WHERE IS.” SELLER DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SELLER OR ANY OF ITS AFFILIATES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER CONTAINED IN ARTICLE IV AND HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.

2.02 Assumption of Liabilities; Excluded Liabilities.

(a) Assumed Liabilities. Subject to the terms and conditions of this Agreement, Purchaser agrees, effective at the Closing, to assume and to pay, perform and discharge when due, only the following (and no other) liabilities and obligations: (i) the trade payables of the Brand Companies reflected on the Closing Statement (as finally determined pursuant to Section 2.05), (ii) any and all other liabilities and obligations (whether known or unknown, fixed, absolute, matured, unmatured, accrued or contingent) arising from or related to the Acquired Assets in respect of the period on or after the Closing Date, and (iii) all obligations and liabilities set forth on the Closing Statement (as finally determined pursuant to Section 2.05) (collectively, the “Assumed Liabilities”).

(b) Excluded Liabilities. Notwithstanding anything contained herein to the contrary, Purchaser shall not assume, or cause to be assumed, or be deemed to have assumed or caused to have assumed or be liable or responsible for any liabilities or obligations (whether known or unknown, fixed, absolute, matured, unmatured, accrued or contingent, now existing or arising after the date hereof), other than the Assumed Liabilities (such liabilities and obligations not assumed, the “Excluded Liabilities”). For the avoidance of doubt, Excluded Liabilities shall include but not be limited to (i) any claims by Transferred Employees (as defined in the MIPA) arising from their employment with any Brand Company prior to the Closing Date, (ii) any liabilities and obligations of any Brand Company that do not arise from and are not related to any Acquired Asset, (iii) any liabilities and obligations of any Brand Company to the extent based upon a theory of successor liability, including any successor liability claims with respect to employees of the Brand Companies (provided, that this clause (iii) shall not apply in any respect to Purchaser’s assumption of the Assumed Liabilities), (iv) any liabilities and obligations under any agreement, contract or license relating to any event occurring prior to Closing and (v) any claims by, liabilities or obligations to any employee or former employee of any of the Brand Companies, other than Transferred Employees, under the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, or under any state or local plant closing or mass layoff law. All Excluded Liabilities will remain liabilities of the Brand Companies following the Closing.

2.03 Purchase Price. In consideration for the purchase of the Acquired Assets and the assumption of the Assumed Liabilities, Purchaser shall pay at Closing to Seller, in accordance with Section 3.02(a), an aggregate purchase price equal to US $21,300,000 (the “Purchase Price”), subject to adjustment in accordance with Sections 2.04 and 2.05.

2.04 Purchase Price Adjustment.

(a) General. The Purchase Price shall be subject to adjustment at the Closing, and the Net Closing Cash Consideration shall be subject to adjustment following the Closing, in each case, in accordance with this Section 2.04 and Section 2.05.

(b) Closing Adjustment. As soon as practicable before the Closing, but in no event later than 5:00 p.m. (Mountain Time) on the date that is two (2) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth in reasonable detail Seller’s (A) estimate of the Closing Working Capital Amount, which estimate shall not exceed an amount equal to the Working Capital Target, plus $5,000,000 (such estimate, the “Estimated Closing Working Capital Amount”), and (B) calculation of the Net Closing Cash Consideration based on the foregoing, in each case, prepared by Seller in good faith in accordance with the Brand Companies’ historical practices and Section 2.06 and presented in a manner consistent with the illustrative example attached hereto as Schedule 2.04(b). In preparing the Estimated Closing Statement, Seller shall employ the same judgments, accounting methods, policies, practices, procedures, classifications or estimation methodologies employed by Seller in preparing Schedule 1.01(c) and Schedule 2.04(b). Together with the Estimated Closing Statement, Seller shall use good faith efforts to deliver to Purchaser an estimate of the breakdown between non-apparel and apparel assets and liabilities included in the Estimated Closing Working Capital Amount, it being acknowledged and agreed by Seller and Purchaser that Seller is not making any representation or warranty hereunder with respect to such estimate.

(c) Post-Closing Adjustment. After the final calculation of Final Net Closing Cash Consideration (as determined pursuant to Section 2.05 below):

(i) If the Final Net Closing Cash Consideration minus the Net Closing Cash Consideration is greater than $0 (such difference, the “Net Overage Amount”), then, within three (3)

Business Days following the determination of the Final Net Closing Cash Consideration in accordance with Section 2.05, Purchaser shall deliver to Seller the Net Overage Amount by wire transfer of immediately available funds to the account or accounts designated by Seller; and

(ii) If the Final Net Closing Cash Consideration minus the Net Closing Cash Consideration is less than $0 (such difference a “Net Deficit Amount”), then, within three (3) Business Days following the determination of the Final Net Closing Cash Consideration in accordance with Section 2.05, Seller and SBH shall deliver a joint instruction to the Escrow Agent to distribute from the Adjustment Escrow Account (A) to Purchaser the Net Deficit Amount by wire transfer of immediately available funds to the account or accounts designated by Purchaser, and (B) to Seller any funds remaining in the Adjustment Escrow Account by wire transfer of immediately available funds to the account or accounts designated by Seller; provided, however, that in no event shall the amount payable by Seller under this Section 2.04(c)(ii), if any, exceed an amount equal to (1) the Adjustment Escrow Amount less (2) any amounts payable to SBH under Section 2.05(c)(ii) of the MIPA less (3) any amounts payable from the Adjustment Escrow Amount to the Accounting Referee under Section 2.06(c)(iii) of the MIPA or the Accounting Expert under Section 2.05(c)(iii).

(d) Acknowledgement. The Parties agree that the purpose of determining the Closing Working Capital Amount and the Final Net Closing Cash Consideration pursuant to Section 2.05 is to correct for any differences between the amounts of the foregoing as set forth on the Estimated Closing Statement and the actual amounts thereof as of the Closing Date, and the adjustment procedures set forth in this Section 2.04 and Section 2.05 are not intended to permit the introduction of new or different judgments, accounting methods, policies, practices, procedures, classifications, or estimation methodologies for the purpose of determining the Final Net Closing Cash Consideration or the components thereof. Purchaser further acknowledges and agrees that that the calculation of Final Net Closing Consideration shall be made in accordance with this Section 2.04 and Section 2.05, and shall not take into account any breach of Seller’s representations, warranties or covenants under the MIPA which, for the avoidance of doubt, shall be addressed as claims for indemnification under Article X of the MIPA. For purposes of this Agreement, in the event of any uncertainty or disagreement with respect to the judgments, accounting methods, policies, practices, procedures, classifications or estimation methodologies employed in the preparation of Schedule 1.01(c), to the extent any adjustment is made to any line item in the Closing Balance Sheet to reflect or address such uncertainty or disagreement, the same corresponding adjustment shall be made to the line item on the Working Capital Target calculation set forth on Schedule 1.01(c), with the amount of the Working Capital Target adjusted accordingly for purposes of determining the Closing Working Capital Amount.

2.05 Working Capital Adjustment Procedures.

(a) Preparation of Closing Balance Sheet. As promptly as practicable, but no later than 5:00 p.m. (Mountain Time) on the 75th day after the Closing Date or such later date as Purchaser and Seller agree in writing, Purchaser will prepare or cause to be prepared a statement (the “Closing Statement”) setting forth in reasonable detail Purchaser’s calculation of (i) the Closing Working Capital Amount prepared by Purchaser in good faith in accordance with the Brand Companies’ historical practices and Section 2.05 and presented in a manner consistent with the pro forma example attached hereto as Schedule 2.04(b), and (ii) the Final Net Closing Cash Consideration based on the foregoing. In the event that Purchaser does not deliver the Closing Statement within such 75-day period, Purchaser shall be conclusively deemed to have accepted the Estimated Closing Working Capital Amount as the Closing Working Capital Amount. Purchaser acknowledges and agrees that, for the purposes of Seller’s review of the Closing Statement delivered by Purchaser pursuant to this Section 2.05(a), Purchaser shall afford Seller commercially reasonable access during normal business hours to the books and records (other than privileged documents) of Purchaser and its Representatives.

(b) Disagreement by Seller. If Seller disagrees with Purchaser’s calculation of the Closing Working Capital Amount, Seller may, within 20 days after receipt of the Closing Statement, deliver a notice to Purchaser disagreeing with such calculation(s) and setting forth in reasonable detail Seller’s (i) objection(s) to such calculation(s) of the Closing Working Capital Amount as set forth on the Closing Statement, and (ii) calculation(s) thereof and of the Final Net Closing Cash Consideration (an “Objection Notice”). Any Objection Notice shall specify those items or amounts as to which Seller disagrees (the “Disputed Items”). If Seller fails to deliver an Objection Notice during such 20-day period, the Closing Working Capital Amount determined by Purchaser and delivered to Seller in accordance with Section 2.05(a) shall be deemed final, binding, and conclusive for purposes of this Agreement.

(c) Dispute Resolution.

(i) If an Objection Notice shall have been timely delivered by Seller to Purchaser pursuant to Section 2.05(b), Seller and Purchaser shall, during the 10 days following such delivery, use commercially reasonable efforts to reach agreement on the Disputed Items in order to determine the Closing Working Capital Amount (to the extent disputed in the Objection Notice); provided, that the amount of any agreed upon Disputed Item shall fall between (or be equal to either) Purchaser’s calculation thereof delivered pursuant to Section 2.05(a) and Seller’s calculation thereof delivered pursuant to Section 2.05(b). If, during such 10-day period, Seller and Purchaser agree as to any Disputed Item, then Seller and Purchaser shall execute a written acknowledgement of the amount of such Disputed Item and any Disputed Item so agreed upon shall be deemed final, binding, and conclusive for purposes of this Agreement. If, during such period, Seller and Purchaser are unable to reach agreement on all Disputed Items, then the Disputed Items that remain in dispute shall be resolved by KPMG LLP or, if such firm is conflicted or declines to act in such capacity by the office of such other nationally recognized major firm of independent accountants having no material relationship with any Party and reasonably acceptable to both Seller and Purchaser (the “Accounting Expert”); provided, that if an Accounting Referee (as defined in the MIPA) is retained pursuant to Section 2.06(c) of the MIPA, then the Parties hereto shall select the Accounting Referee under the MIPA to be the Accounting Expert hereunder.

(ii) Within 15 days of the retention of the Accounting Expert, Purchaser and Seller shall jointly submit the matter to the Accounting Expert and instruct the Accounting Expert that it (A) shall act as an expert in accounting, and not as an arbitrator, to resolve, in accordance with the Brand Companies’ historical practices and Section 2.06 and presented in a manner consistent with Schedule 2.04(b), only the Disputed Items that remain in dispute; (B) shall adjust the calculation(s) of the Closing Working Capital Amount based thereon to reflect such resolution; (C) shall determine the amount of any Disputed Item to be an amount that falls between (or is equal to either) Purchaser’s calculation thereof delivered pursuant to Section 2.05(a) and Seller’s calculation thereof delivered pursuant to Section 2.05(b); and (D) shall deliver to Purchaser and Seller a written decision as promptly as practicable and in any event within 30 days following the submission of the remaining Disputed Items to the Accounting Expert for resolution. The Accounting Expert shall deliver to Purchaser and Seller, as promptly as practicable, a report setting forth such calculation. The Parties acknowledge and agree that, if any Disputed Item is submitted to the Accounting Expert pursuant to this Section 2.05(c), the Closing Working Capital Amount as determined by the Accounting Expert shall be, absent manifest error, final, binding, and conclusive for purposes of this Agreement.

(iii) If requested by the Accounting Expert, Purchaser and Seller agree to execute a reasonable engagement letter. The cost of such review and report (including any retainer) shall be borne (A) by Purchaser if Seller’s calculation of the Final Net Closing Cash Consideration (based on Seller’s position with respect to the Disputed Items submitted to the Accounting Expert) is closer to the Final Net Closing Cash Consideration calculated by the Accounting Expert (based on the Accounting Expert’s determination of such Disputed Items), (B) from the Adjustment Escrow Account, if Purchaser’s calculation of the Final Net Closing Cash Consideration (based on Purchaser’s position with respect to the Disputed Items submitted to the Accounting Expert) is closer to the Final Net Closing Cash Consideration calculated by the Accounting Expert (based on the Accounting Expert’s determination of such Disputed Items), and (C) otherwise equally by Purchaser and from the Adjustment Escrow Account. However, initially, any retainer charged by the Accounting Expert shall be paid 50% by Purchaser and 50% from the Adjustment Escrow Account.

(d) Cooperation. Seller and Purchaser will reasonably cooperate and assist as requested in the preparation of the calculations of the Closing Working Capital Amount and in the conduct of the audits and reviews referred to in this Section 2.05, including the making available to the extent necessary of books, records, work papers, and personnel.

2.06 Inventory Reserve Adjustment. Solely for purposes of calculating the Closing Working Capital Amount, any inventory in the Brand Companies’ possession which (a) is included in Current Assets and (b) is in excess of a three (3) year supply remaining on hand with the Brand Companies as of the Closing Date, shall be reserved for using the “Agreed Upon Reserve Percentage” for the applicable categories as set forth on Schedule 2.06, as opposed to in accordance with the Brand Companies historical practices under Section 2.04(b) hereof.

ARTICLE III

CLOSING

3.01 Closing Date. If Seller delivers a written notice to Purchaser containing (a) a statement that the conditions precedent to the consummation of the transactions contemplated by the MIPA have been satisfied or waived in accordance therewith and that Seller and SBH are ready and prepared to close the transactions contemplated by the MIPA (the “MIPA Closing”), subject only to the occurrence of the Closing under this Agreement, and (b) the date on which the MIPA Closing is to occur (which date shall be at least three (3) Business Days after the delivery of such notice), then the Parties shall cause the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities to be consummated by the exchange of signatures by facsimile or other electronic transmission or, if such exchange is not practicable, at a closing (the “Closing”) to be held at the offices of Brownstein Hyatt Farber Schreck, LLP, 410 Seventeenth Street, Suite 220, Denver, Colorado 80202 at 10:00 a.m. (Mountain Time) immediately prior to the MIPA Closing on the date set forth in such notice; provided, however, that in no event shall the Closing occur prior to the 45th day following the date hereof (such date on which the Closing occurs, the “Closing Date”), subject only to the subsequent occurrence of the MIPA Closing.

3.02 Deliveries at Closing. Subject to the terms and conditions of this Agreement, at the Closing, the following Persons shall deliver or cause to be delivered the following:

(a) Purchaser shall deliver to Seller the Net Closing Cash Consideration by wire transfer of immediately available funds to an account or accounts designated by Seller (such designation to occur no less than two Business Days prior to the Closing).

(b) Purchaser shall deliver, or cause to be delivered, to Seller:

(i) the Third Amendment and Assignment of Lease, executed by Purchaser or an Affiliate of Purchaser designated by Purchaser;

(ii) the Transition Services Agreement, executed by Purchaser;

(iii) the Reception Services Agreement, executed by Purchaser; and

(iv) the Working Capital Assignment and Bill of Sale, executed by Purchaser.

(c) Seller shall deliver, or cause to be delivered, to Purchaser:

(i) the Third Amendment and Assignment of Lease, executed by Seller;

(ii) the Transition Services Agreement, executed by Seller;

(iii) the Reception Services Agreement, executed by Seller; and

(iv) the Working Capital Assignment and Bill of Sale, executed by Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER

Seller hereby represents and warrants to Purchaser, except as set forth in the disclosure schedule delivered by Seller to Purchaser on the date hereof, as follows:

4.01 Organization. Seller is a corporation duly incorporated and is validly existing and in good standing under the laws of the State of Colorado.

4.02 Authority; Execution and Delivery; Enforceability.

(a) Seller has the requisite power and authority to execute and deliver this Agreement and the Collateral Agreements to which Seller is or will be a party, to perform its obligations hereunder and thereunder and, subject to obtaining the Shareholder Consent, to consummate Contemplated Transactions.

(b) The execution, delivery and performance by Seller of this Agreement and the Collateral Agreements to which Seller is or will be a party, and the consummation by Seller of the Contemplated Transactions, have been duly authorized by all necessary action on the part of Seller, and, subject to obtaining the Shareholder Consent, no other action on the part of Seller is or will be necessary to authorize the execution, delivery and performance of this Agreement and the Collateral Agreements to which Seller is or will be a party and the Contemplated Transactions. This Agreement has been, and each of the Collateral Agreements to which Seller is a party will be, duly executed and delivered by Seller.

(c) This Agreement constitutes, and each of the Collateral Agreements to which Seller is a party will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(d) The Board, by resolutions duly adopted by vote at a meeting of the Board duly called and held at which a quorum was present, has (i) determined that this Agreement and the Contemplated Transactions are advisable and in the best interests of Seller and its shareholders, (ii) authorized, adopted and approved the execution, delivery and performance of this Agreement and the Contemplated Transactions, (iii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iv) resolved to recommend that the shareholders of Seller adopt and approve the consummation of the Contemplated Transactions, and such resolutions have not been rescinded, withdrawn or modified in any way as of the date hereof.

4.03 Noncontravention. Neither the execution and delivery of any of this Agreement or the Collateral Agreements to which Seller is or will be a party, nor the consummation or performance of any of the Contemplated Transactions, will, subject to obtaining the Shareholder Consent, (i) in any material respect contravene, conflict with or result in a violation of any Applicable Law or any Judgment to which Seller is subject or by which any of its properties or assets are bound, assuming that all filings and notifications in accordance with the HSR Act have been made and the applicable waiting period has expired or been terminated; (ii) in any material respect contravene, conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, the provisions of any material Contract to which Gaiam is subject or by which any of its properties or assets are bound; or (iii) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Seller.

4.04 Brokers. Other than the Banker, Seller has not retained any Person to act as a broker or agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Contemplated Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.01 Authority; Execution and Delivery; Enforceability.

(a) Purchaser has the requisite power and authority to execute and deliver this Agreement and the Collateral Agreements to which Purchaser is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions.

(b) The execution, delivery and performance by Purchaser of this Agreement and the Collateral Agreements to which Purchaser is or will be a party and the consummation by Purchaser of the Contemplated Transactions, have been duly authorized by all necessary limited liability company action on the part of Purchaser, and no other action on the part of Purchaser is or will be necessary to authorize the execution, delivery and performance of this Agreement and the Collateral Agreements to which Purchaser is or will be a party and the Contemplated Transactions.

(c) This Agreement has been, and each of the Collateral Agreements to which Purchaser is a party will be, duly executed and delivered by Purchaser. This Agreement constitutes, and each of the Collateral Agreements to which Purchaser is a party will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their terms, except to the extent that their enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

5.02 Noncontravention. Neither the execution and delivery of this Agreement or the Collateral Agreements to which Purchaser is or will be a party, nor the consummation or performance of any of the Contemplated Transactions, will (a) in any material respect contravene, conflict with or result in a violation of any Applicable Law or any Judgment to which Purchaser is subject or by which any of its properties or assets are bound; (b) in any material respect, contravene, conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, the provisions of any material Contract to which Purchaser is subject or by which any of its properties or assets are bound; or (c) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Purchaser.

5.03 Brokers. Purchaser has not retained any Person to act as a broker or agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Contemplated Transactions.

5.04 Solvency. As of the Closing Purchaser will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred debts beyond its ability to repay such debts as they become absolute and matured.

5.05 Financing.

(a) Purchaser has delivered to Seller true and complete copies of a duly executed commitment letter, dated as of the date hereof, between Purchaser and Israel Discount Bank of New York (the “Debt Commitment Letter”) (subject to redaction so long as such redaction does not cover terms that would adversely affect the conditionality or availability of the Debt Financing), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Debt Financing”). Assuming the funding in full of the Debt Financing on the Closing Date, Purchaser on the Closing Date will have, together with cash on hand and available borrowing under existing credit facilities, sufficient funds in immediately available cash, to (A) pay an amount in cash equal to the amounts set forth in Section 3.02(a); (B) pay any and all fees and expenses required to be paid by Purchaser in connection with the transactions contemplated by this Agreement and the Debt Financing; and (C) satisfy all other payment obligations of Purchaser contemplated hereunder (including the payment at Closing of unpaid Transaction Expenses). Purchaser has also delivered to Seller a true and complete copy of any fee letter in connection with the Debt Commitment Letter (any such fee letter, a “Fee Letter”) (subject to redaction so long as such redaction does not cover terms (other than the actual amount of fees that are the subject of the Fee Letter) that would adversely affect the conditionality or availability of the Debt Financing).

(b) As of the date hereof, there are no side letters or other contracts or arrangements related to the Debt Financing other than the Debt Commitment Letter and the Fee Letter or as otherwise expressly set forth therein. Neither the Debt Commitment Letter nor the Fee Letter has been amended or modified, no such amendment or modification is contemplated as of the date hereof, and the commitments set forth in the Debt Commitment Letter have not been withdrawn or rescinded in any respect.

(c) The Debt Commitment Letter is in full force and effect and is the valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, the other parties thereto, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in the Debt Commitment Letter and any related Fee Letter. To the knowledge of Purchaser, no event has occurred, or circumstance exists, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser and, to the knowledge of Purchaser, any other party to the Debt Commitment Letter. Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated in the Debt Commitment Letter and any related Fee Letter will not be satisfied, that the Debt Financing will not be made available at or prior to the time contemplated hereunder for the Closing. Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter and any related Fee Letter.

5.06 Non-Reliance of Purchaser.

(a) PURCHASER HEREBY ACKNOWLEDGES THAT SELLER IS NOT MAKING ANY REPRESENTATIONS OR WARRANTIES, AND PURCHASER IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF SELLER, OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER HEREBY ACKNOWLEDGES THAT, EXCEPT TO THE EXTENT EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER IS NOT MAKING ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (I) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BRAND COMPANIES OR ACQUIRED ASSETS, (II) MERCHANTABILITY, (III) FITNESS FOR ANY PARTICULAR PURPOSE, (IV) THE VIABILITY OR LIKELIHOOD OF SUCCESS OF THE BRAND BUSINESS, OR (V) ANY OTHER INFORMATION MADE AVAILABLE, WHETHER PURSUANT TO ANY PRESENTATION MADE BY OR ON BEHALF OF ANY BRAND COMPANY, PURSUANT TO ANY ELECTRONIC OR PHYSICAL DELIVERY OF DOCUMENTATION OR OTHER INFORMATION, OR OTHERWISE, TO PURCHASER, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES, AND PURCHASER EXPRESSLY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

(b) In connection with Purchaser’s investigation of Seller, the Brand Companies, and the Acquired Assets, Purchaser has received from or on behalf of Seller and/or the Brand Companies certain estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts, budgets or revenues or earnings predictions so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions), and that Purchaser shall have no claim against Seller or any Brand Company or any of their Representatives or Affiliates with respect thereto. Purchaser acknowledges and agrees that Seller makes no representation or warranty with respect to such estimates, projections, forecasts, pro formas, plans, budgets or revenues or earnings predictions (including any such underlying assumptions). Purchaser confirms that Seller and the Brand Companies have made available to it and its Representatives the opportunity to ask questions of the Representatives of the Brand Companies and Seller and their respective Affiliates and to acquire such additional information about the business, operations and financial condition of the Brand Companies and the Brand Business as requested, and all such information has been received.

ARTICLE VI

TERMINATION

6.01 Termination. Either Seller or Purchaser may terminate this Agreement by delivery of written notice to the other Party only if the MIPA has been validly terminated in accordance with its terms. In addition, Seller may, at Seller’s election, terminate this Agreement upon written notice to Purchaser in the event that Purchaser fails to fund the Net Closing Consideration on the Closing Date as provided in Section 3.02(a).

6.02 Effect of Termination. If this Agreement is terminated and the Contemplated Transactions are abandoned as described in Section 6.01, this Agreement shall become null and void and of no further force and effect and there shall be no Liability on the part of any Party or any of its Affiliates, directors, officers, shareholders, partners, members or Representatives, except (a) that Section 6.02 and Article VIII shall survive termination, and (b) nothing herein shall relieve any Party from Liability for any intentional and material breach of this Agreement.

ARTICLE VII

FINANCING COVENANTS

7.01 Financing.

(a) Subject to the terms and conditions of this Agreement, Purchaser shall use its best efforts to obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter and any related Fee Letter. Purchaser shall not permit any amendment, modification or supplement to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter or any related Fee Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount), when taken together with Purchaser’s cash on hand, to an amount below the amount required to satisfy Purchaser’s obligations under this Agreement, or (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing or other terms in a manner that could reasonably be expected to delay in any material respect or prevent the Closing; provided, however, that Purchaser may, after consultation with Seller, replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof so long as such action would not reasonably be expected to materially delay or prevent the Closing. Any reference in this Agreement to (x) “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended or modified in compliance with this Section 7.01 and (y) “Fee Letter” and “Debt Commitment Letter shall include such documents as amended or modified in compliance with this Section 7.01.

(b) Purchaser shall use its best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) negotiate and enter into all definitive agreements in form and substance reasonably satisfactory to Purchaser with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions set forth in the Debt Commitment Letter and any related Fee Letter; (iii) satisfy, to the extent within its control, all conditions to such definitive agreements that are applicable to Purchaser and consummate the Debt Financing at or prior to the Closing; and (iv) comply with its obligations under the Debt Commitment Letter and any related Fee Letter. Upon request (which request may be made telephonically or in electronic mail), Purchaser shall keep Seller reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and any material developments relating thereto and provide to Seller copies of all definitive documents related to the Debt Financing. Without limiting the generality of the foregoing, Purchaser shall give Seller prompt written notice (and in any event within two (2) Business Days) of (A) any breach or default (or any event or circumstance that with or without notice, lapse of time, or both, could reasonably be expected to give rise to any breach or default) or the threatened breach by any party to the Debt Commitment Letter, Fee Letter or any other definitive document related to the Debt Financing of which Purchaser becomes aware, (B) the receipt by Purchaser of any notice or other communication from any Debt Financing source with respect to any (1) breach, default, termination or repudiation by any party to the Debt Commitment Letter, Fee Letter or any other definitive document related to the Debt Financing of any provisions of the Debt Commitment Letter, Fee Letter or any other definitive document related to the Debt Financing or (2) dispute or disagreement between or among any parties to the Debt Commitment Letter, Fee Letter or any other definitive document related to the Debt Financing, and (C) if for any reason Purchaser reasonably believes that it may not be able to obtain on a timely basis all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents relating to the Debt Financing. As soon as reasonably practicable, but in any event within two (2) Business Days of the date the Seller delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by the Seller relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence.

(c) Purchaser shall use its best efforts to cause the lenders and any other Persons providing Debt Financing to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement and the other transactions contemplated by the Debt Commitment Letter, if all conditions to Closing set forth in Article III herein are satisfied or waived (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the fulfillment or waiver of those conditions).

(d) Nothing herein shall obligate Purchaser or any of its Affiliates to (i) waive any terms or conditions of this Agreement or of the Debt Commitment Letter, (ii) pay any additional material fees or amounts beyond those expressly set forth in the Debt Commitment Letter to cause the lenders and any other Persons providing Debt Financing to fund the Debt Financing, or (iii) commence any Proceeding against any financing institution or other Person that fails to provide its respective portion of the Debt Financing under the Debt Commitment Letter or New Debt Commitment Letter.

(e) If any Debt Commitment Letter shall be terminated or modified in a manner adverse to Purchaser, or if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (other than as a result of obtaining substitute debt financing in accordance with Section 7.01(e)), Purchaser shall use its best efforts to arrange to promptly obtain alternative financing from alternative sources on economic terms not materially less favorable to Purchaser than the terms of the Debt Commitment Letter and on non-economic terms not materially less favorable to Purchaser than the terms of the Debt Commitment Letter, in each case, taken as a whole, and in an amount which, together with its cash on hand, shall be sufficient (subject to the fulfilment of the conditions set forth in this Agreement ) to consummate the Contemplated Transactions (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which shall replace the existing Debt Commitment Letter, a true and complete copy of which (together with any related fee or other letter) shall be promptly provided to Seller (subject to redaction so long as such redaction does not cover terms that would adversely affect the conditionality or availability of the Debt Financing). In the event any New

Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include any Debt Commitment Letter that is not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect and (iii) any reference in this Agreement to “Fee Letter” shall be deemed to include any fee or other letter relating to the Debt Commitment Letter that are not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect.

ARTICLE VIII

GENERAL PROVISIONS AND CERTAIN COVENANTS

8.01 Restrictive Covenants.

(a) Seller Non-Solicitation of Employees. From and after the Closing Date, Seller shall not, and shall cause its Affiliates not to, for a period of two (2) years after the Closing Date, hire or knowingly solicit for employment any Transferred Employee; provided, that this paragraph shall not preclude Seller or its Affiliates from soliciting for employment any such Transferred Employee by a general solicitation through a public medium or general or mass mailing by or on behalf of Seller or any of its Affiliates that is not targeted specifically at employees of Purchaser; provided, further, that Seller shall not during the now current term of the Boulder Road Lease, hire any Transferred Employee who works primarily out of the Boulder Road location notwithstanding the manner of solicitation, without Purchaser’s prior written consent. For the avoidance of doubt, this restriction shall not apply to any services that are provided under the Transition Services Agreement.

(b) Purchaser Non-Solicitation of Employees. From and after the Closing Date, Purchaser shall not, and shall cause their respective Affiliates not to, for a period of two (2) years after the Closing Date, hire or knowingly solicit for employment any employee of Seller or its Affiliates; provided, that this paragraph shall not preclude Purchaser, or its Affiliates from soliciting for employment any such employee by a general solicitation through a public medium or general or mass mailing by or on behalf of Purchaser or its Affiliates that is not targeted specifically at employees of the Seller or its Affiliates; provided further that Purchaser shall not during the now current term of the existing Boulder Road Lease hire any employee of the Seller who works primarily out of the Boulder Road location notwithstanding the manner of solicitation, without Seller’s prior written consent. For the avoidance of doubt, this Section 8.01(b) shall not apply to any services that are provided under the Transition Services Agreement or any Transferred Employees.

(c) Seller Non-Competition; Non-Interference. Seller agrees that for the two (2)-year period commencing on the Closing Date, Seller shall not, and shall each cause its Subsidiaries not to (i) engage in or in any way, directly or indirectly, own, manage, operate, control, consult with, provide products and/or services to or participate in the ownership, management, operation or control of, provide financing to or otherwise advise or assist or be actively connected with, directly or indirectly, any enterprise or business which is of the type or character that engages in, or otherwise carries on, any business activity which in any other manner is in competition with Purchaser’s operation of the Brand Business (as defined in the MIPA), except that Seller may own, in the aggregate, 5% or less of the stock of any corporation which is listed on a national stock exchange or actively traded in the over-the-counter market; (ii) solicit or attempt to solicit any Person that is, or within two (2) years before the Closing Date was, a client, customer, supplier, licensee or business relation of the Brand Business, or who Seller or any of their respective Subsidiaries solicited to be a client, customer, supplier or licensee of the Brand Business during such two (2)-year period, or induce or attempt to induce any such Person to cease, reduce or not commence doing business with Purchaser (or assist any other Person in engaging in any such activities); or (iii) knowingly and intentionally interfere in any way with the relationship between any Purchaser and any Person that is or was a client, lender, investor, customer, supplier, licensee or other business relation of the Brand Business (or assist any other Person in engaging in any such activities); provided, however, that in no event shall Seller or any of their respective Affiliates be in violation of this Section 8.01(c) as a result of Seller or any of its respective Affiliates or Subsidiaries engaging in and operating Seller’s business which were not otherwise sold or transferred in connection with the sale of the Brand Business.

(d) Purchaser Non-Competition; Non-Interference. Purchaser hereby agrees that for the two (2)-year period commencing on the Closing Date, Purchaser shall not, and shall cause its Subsidiaries not to, within the continental United States or any other jurisdiction or marketing area in which the Gaia Business (as defined in the MIPA) operates, (i) engage in or in any way, directly or indirectly, own, manage, operate, control, consult with, provide services to or participate in the ownership, management, operation or control of, provide financing to or otherwise advise or assist or be actively connected with, directly or indirectly, any enterprise or business which is of the type or character that engages in, or otherwise carries on, any business activity which in any other manner in competition with the Gaia Business, except that Purchaser may own, in the aggregate, 5% or less of the stock of any corporation which is listed on a national stock exchange or actively traded in the over-the-counter market; or (ii) knowingly and intentionally interfere in any way with the relationship between the Gaia Business and any Person that is or was a client, lender, investor, customer, supplier, licensee or other business relation of the Gaia Business (or assist any other Person in engaging in any such activities); provided, however, that in no event shall Purchaser, or its Affiliates be in violation of this Section 8.01(d) as a result of Purchaser, or its Affiliates or Subsidiaries engaging in and operating the Brand Business, as define din the MIPA, in the manner that such business is conducted by Seller on the Closing Date.

(e) Acknowledgement. It is the desire and intent of the Parties that the provisions of this Section 8.01 shall be enforced to the fullest extent permissible under Applicable Law and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of any of this Section 8.01 shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision as applicable, shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid, illegal or unenforceable, such amendment to apply only with respect to the operation of such provisions, as applicable, in the particular jurisdiction in which such adjudication is made. The Parties agree that the scope, area and duration of the covenants set forth in this Section 8.01 are reasonable. Notwithstanding the foregoing, the Parties agree that if the scope, area or duration of any covenant set forth in this Section 8.01 shall be adjudicated by a court of competent jurisdiction to be overly broad or otherwise unreasonable, such court may reduce the scope, area and duration thereof to that which it deems the maximum scope, area and duration reasonable under the circumstances, such reduced scope, area and duration to apply only with respect to the operation of such provision, as applicable, in the particular jurisdiction in which such adjudication is made. The Parties recognize that the performance of the obligations under this Section 8.01 is special, unique and extraordinary in character, and that in the event of a breach by either Party of the terms and conditions of any of this Section 8.01 to be performed by such Party, the other Party has no adequate remedy at law for any such breach, and therefore, the Parties agree that, each Party and shall, in addition to the other remedies that may be available to either of them under this Agreement at law (including to obtain damages for any breach of the provisions of this Section 8.01), be entitled, if they so elect, to enforce the specific performance thereof by such Party or to enjoin any employees of such Party or any of its Affiliates from performing services for any Person. Seller agrees that the covenants and agreements of Seller set forth in with respect to Seller in this Section 8.01 are independent of all other covenants, representations, warranties and agreements of the Parties set forth in this Agreement, and no default, breach or failure to perform by any Party shall constitute an excuse or other justification for Seller to fail to observe fully its covenants and agreements under this Section 8.01. No course of dealing between Purchaser and Seller, and no delay by Purchaser in exercising any right, power or remedy under this Section 8.01, in equity or at law, shall constitute a waiver of, or otherwise prejudice, any such right, power or remedy. Purchaser agrees that the covenants and agreements of Purchaser set forth in with respect to Purchaser in this Section 8.01 are independent of all other covenants, representations, warranties and agreements of the Parties set forth in this Agreement, and no default, breach or failure to perform by any Party shall constitute an excuse or other justification for Purchaser to fail to observe fully its covenants and agreements under this Section 8.01. No course of dealing between Purchaser and Seller, and no delay by Seller in exercising any right, power or remedy under this Section 8.01 in equity or at law, shall constitute a waiver of, or otherwise prejudice, any such right, power or remedy.

8.02 Assignment.

(a) This Agreement shall be binding upon Seller and its respective successors and permitted assigns (if any), and Purchaser and its successors and permitted assigns (if any). This Agreement shall inure to the benefit of Seller and Purchaser and their respective successors and permitted assigns (if any).

(b) Neither Purchaser nor Seller shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without the other Party’s prior written consent; provided, that notwithstanding the foregoing: (i) Seller may assign its rights under this Agreement to any wholly-owned Subsidiary of Seller upon written notice to Purchaser; and (ii) Purchaser may assign or delegate (A) its rights under this Agreement to any wholly-owned Subsidiary of Purchaser, (B) its rights, interests and obligations under this Agreement in connection with a merger, exchange, consolidation or sale of all or substantially of its stock or assets or other similar transaction, and (C) its rights under this Agreement as collateral to its lenders and financing sources, in each case, without the prior written consent of Seller; provided further that no assignment or delegation by Seller or Purchaser pursuant to clauses (i) or (ii), respectively, shall limit or release Seller or Purchaser of its obligations hereunder, including, without limitation, Purchaser’s obligations with respect to the payment of the Net Closing Cash Consideration and the Final Net Closing Cash Consideration hereunder.

8.03 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person (other than the Parties and such Party’s successors and permitted assigns) any legal or equitable rights hereunder.

8.04 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, sent by electronic mail, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Parties in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of electronic mail, on the date sent if either (i) confirmation of receipt is received or (ii) such notice is promptly mailed by registered or certified mail (return receipt requested) or a nationally recognized overnight courier, (c) in the case of a nationally recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date sent, and (d) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted.

(i)	if to Seller, to:

Gaiam, Inc.

833 West South Boulder Rd.

Louisville, Colorado 80027-2452

Email: jirka.rysavy@gaiam.com

Attention: Jirka Rysavy

Brownstein Hyatt Farber Schreck, LLP

410 Seventeenth Street, Suite 2200

Denver, Colorado 80202-4432

Email: kmacdonald@bhfs.com

Attention: Kristin Macdonald

(ii)	if to Purchaser, to:

Fit For Life LLC

31 West 34th St.

11th Floor

New York, New York 10001

Email: joeys@ffl-group.com

Attention: Joey Shamah

with a copy to:

Sills Cummis & Gross P.C.

101 Park Avenue, 28th Floor

New York, New York 10178

Email:     mgoldsmith@sillscummis.com

                rslotkin@sillscummis.com

Attention:             Michael B. Goldsmith

                               Richard M. Slotkin

8.05 Amendments. This Agreement may not be amended except pursuant to a written agreement executed by each of Purchaser and Seller.

8.06 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. Each Party acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) were not performed in accordance with its specific terms or were otherwise breached. Accordingly, each Party acknowledges and agrees that the other Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity, without having to post a bond. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

8.07 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neutral genders; the feminine gender shall include the masculine and neutral genders; and the neutral gender shall include the masculine and feminine genders.

(b) Each Party acknowledges that it has participated in the drafting of this Agreement, and, as a result, the Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “subsections,” “Sections,” “Schedules” and “Exhibits” are intended to refer to subsections and Sections of this Agreement, Schedules of this Agreement and Exhibits to this Agreement.

(e) The words “this Agreement,” “hereby,” “hereof,” “herein,” “hereunder,” and comparable words refer to all of this Agreement, including the Appendices, Exhibits and Schedules to this Agreement, and not to any particular Article, Section, preamble, recital, or other subdivision of this Agreement or Appendix, Exhibit or Schedule to this Agreement.

(f) The headings contained in this Agreement, any Exhibit or Schedule hereto, and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

8.08 Survival and Expiration of Representations and Warranties and Covenants. All of the representations and warranties of the Parties set forth in this Agreement terminate and expire on the Closing Date upon the consummation of the Contemplated Transactions and all liability of the Parties with respect to such representations and warranties shall thereupon be extinguished. The covenants and agreements of the Parties shall survive the Closing the 12-month anniversary following the Closing Date except with respect to those covenants and agreements of the Parties that by their terms contemplate performance in whole or in part after the Closing shall remain in full force and effect until such covenant or agreement has been fully performed.

8.09 Further Assurances. From and after the Closing, upon the request of a Party, each other Party shall do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the Contemplated Transactions.

8.10 Exclusivity of Agreement. The Parties have voluntarily agreed to define their rights, liabilities, and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all Parties specifically acknowledge that no Party has any special relationship with another party that would justify any expectation beyond that of an ordinary acquirer and an ordinary target in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein) shall be those remedies set forth herein.

8.11 No Third Party Liability. This Agreement may only be enforced against the named Parties. All claims or cause of action (whether in contract or tort) that may be based upon, arise out of or related to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the Persons that are expressly identified as Parties; and no officer, director, shareholder, employee or affiliate of any Party (including any Person negotiating or executing this Agreement on behalf of a Party) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

8.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission (including in “portable document format” or “PDF”) shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.

8.13 Entire Agreement. This Agreement (including the documents and instruments referred to herein, including Collateral Agreements and all Exhibits and Schedules hereto and thereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

8.14 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.15 Governing Law; Venue.

(a) This Agreement, and all claims of causes of action (whether in contract or tort) that may be based upon, arise out of, or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed solely by the internal laws of the State of New York, without regard to the conflict-of-law principles thereof.

(b) Each Party acknowledges that any Proceeding or other legal action relating to this Agreement or the enforcement of any provision of this Agreement (including any Proceeding relating specific performance in accordance with Section 8.06) may only be brought or otherwise commenced in any state or federal court located in the Borough of Manhattan of the City of New York, New York, or Boulder, Colorado. Each Party:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the Borough of Manhattan of the City of New York, New York and Boulder, Colorado, in connection with any such Proceeding;

(ii) agrees that each state and federal court located in the Borough of Manhattan of the City of New York, New York and Boulder, Colorado, shall be deemed to be a convenient forum; and

(iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in a state or federal court located in the Borough of Manhattan of the City of New York, New York or Boulder, Colorado, any claim that such Party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

8.16 Attorney’s Fees. If any Proceeding relating to this Agreement or any of the Contemplated Transactions or the enforcement thereof is brought against any Party, the prevailing Party, if any, shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled). In the event that both Parties prevail in part, the applicable trier of fact shall determine the allocation of such attorneys’ fees, costs and disbursements in proportion to each Party’s success and failure of claims brought in connection with such Proceeding.

8.17 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM

AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE CONTEMPLATED TRANSACTIONS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 8.17. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 8.17 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

8.18 Waiver

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.19 Transfer Taxes. Any transfer taxes, sales taxes, stamp duties, filing fees, registration fees, recordation expenses, or other similar taxes, fees, charges or expenses incurred by Seller or any other party in connection with the Contemplated Transactions, shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

8.20 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, financial advisor, accountant, advisor, agent, attorney or other representative of Seller, Purchaser or any of their respective Affiliates or Representatives shall have any liability for any obligations or liabilities of Seller or Purchaser (as applicable) under this Agreement or the Collateral Agreements or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby, except that nothing in this Section 8.20 shall limit the express obligations of a Party under this Agreement or the Collateral Agreements.

8.21 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

8.22 Release. Effective upon the Closing, Boulder Road, LLC, the landlord under the Boulder Road Lease, on behalf of itself and its Affiliates hereby waives, releases and discharges Purchaser from any and all claims, causes of action, liabilities, losses, costs, damages, penalties, charges, expenses and all other forms of liability or obligation whatsoever, in law or equity, arising prior to the Closing Date under the Boulder Road Lease, as assigned to Purchaser on the Closing Date, other than with respect to any current liabilities related to the Boulder Road Lease shown on the Closing Statement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

PURCHASER:

FIT FOR LIFE LLC

By:	/s/ Joseph Shamah
Name:	Joseph Shamah
Title:	CEO

[Signature Page to Asset Purchase Agreement]

SELLER:

GAIAM, INC.

By:	/s/ Lynn Powers
Name:	Lynn Powers
Title:	CEO

[Signature Page to Asset Purchase Agreement]

SOLELY WITH RESPECT TO PARAGRAPH 8.22,

LANDLORD:

BOULDER ROAD, LLC

By:	/s/ John Jackson
Name:	John Jackson
Title:	VP

[Signature Page to Asset Purchase Agreement]

LIST OF OMITTED SCHEDULES AND EXHIBITS

Schedules

Schedule 1.01(c)	Working Capital Target Calculation
Schedule 2.04(b)	Closing Working Capital Amount Example

Exhibits

Exhibit A	Form of Reception Services Agreement
Exhibit B	Form of Third Amendment and Assignment of Lease
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Working Capital Assignment and Bill of Sale